THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

September 28, 2010

EDGAR  CORRESPONDENCE

Linda B. Stirling, Esq.
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your comments received on September 14, 2010 with respect to Post-Effective Amendment No. 146 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, IMS Capital Value Fund, IMS Strategic Income Fund and IMS Dividend Growth Fund (each a “Fund” and, collectively, the “IMS Funds”).  We have addressed each comment you raised.  If our responses are acceptable, we would appreciate your assistance in granting the Trust’s and the Distributor’s requests to accelerate the effective date of PEA No. 146 (filed separately) to Thursday, September 30th.  This will allow the IMS Funds to mail their annual report and updated prospectus to shareholders at the same time.

Our responses to your comments are set forth below.

IMS Capital Value Fund – Summary Prospectus

Comment:  Under “Investment Objective,” the Fund’s objective is described as “long-term growth from capital appreciation, dividends and interest.”  The SEC staff believes that growth from capital appreciation is a different objective than seeking income from the receipt of dividends and interest.  Please clarify whether capital appreciation is the primary objective, and whether the receipt of dividends and interest is a secondary objective.

Response: As requested, we have clarified this section as follows:

The investment objective of the IMS Capital Value Fund (the “Value Fund” or the “Fund”) is long-term growth from capital appreciation and, secondarily, income from dividends and interest.

Comment:   Under “Principal Investment Strategies,” describe how the Adviser determines when to sell securities in the Fund’s Portfolio.

Response:  As requested, we have inserted the following description in this section:

The Fund typically will sell a portfolio company if both of the following occur: (1) a company’s stock price exceeds the advisor’s target sell price and (2) the company demonstrates that it may be losing positive momentum as described above.  The Fund also could sell a portfolio company earlier if the adviser believes that the company’s stock price may not reach the advisor’s target sell price due to a material event, such as major industry-wide change, a significant change in the company’s management or direction, the emergence of a better opportunity within the same industry, or if the company becomes involved in a merger or acquisition.

Comment:  Under “Principal Investment Strategies,” describe the type of securities in which the Fund invests in order to achieve its objective of receiving dividends and interest.

Response:    As requested, we have clarified this section as follows:

The Value Fund’s primary objective is capital appreciation.  The Fund seeks to achieve its secondary objective of income by investing in dividend-paying stocks and seeking to earn interest on cash balances invested in money market funds.

Comment:                                Under “Principal Investment Strategies,” the prospectus states that the Fund typically invests in “mid cap” securities which the adviser defines as those with market capitalizations of at least $1 to $15 billion.   Although the SEC Name Rule does not define “mid cap,” the SEC Staff informally has taken the position that “large cap” companies are those having a market capitalization of $10 billion or higher.   As a result, the adviser’s definition of mid cap does not conform to the SEC staff’s interpretation of mid cap.

Response:  As requested, the adviser has revised its definition of “mid-cap” to companies as follows:

The Fund typically invests in “mid cap” securities which the adviser defines as those with market capitalizations of at least $1 to $10 billion.

           Comment:  Under “Principal Investment Strategies,” the adviser defines its seven strategic focus areas to include “historically defensive industries.”  Please explain what the adviser means by “historically defensive industries.”

Response:   We have revised the sentence as follows:

“Most stocks in the Fund’s portfolio fall into one of the advisor’s seven strategic focus areas: healthcare, technology, financial services, communications/entertainment, consumer, consolidating industries and ~~historically defensive~~ industries that, in the past, have declined less than others during general market declines.”

Comment:  “Small Cap Risk” is listed under “Principal Risks,” although there is no disclosure of small cap stocks under “Principal Investment Strategies.”   If the Fund will invest in small cap stocks, include a statement to that effect in the “Principal Investment Strategies” section.

Response:  The adviser has confirmed that the Fund does not expect to invest in small–cap stocks as a principal strategy.  As a result, we have deleted the “Small Cap Risk.”

IMS Strategic Income Fund – Summary Prospectus

Comment:  Under “Principal Investment Strategies,” clarify whether the Fund can invest up to 35% of assets in non-investment grade securities of any duration and maturity.

Response:  We have clarified the statement with respect to non-investment grade securities as follows:

“The Fund may invest up to 35% (measured at the time of purchase) of its assets in domestic high yield fixed income securities (“junk bonds”) of any duration and maturity.”

Comment:  Under “Principal Investment Strategies,” describe how the adviser selects securities to purchase for the Fund’s portfolio, and when the adviser will sell portfolio securities.

Response:  We have revised “Principal Investment Strategies” by inserting the following description of the adviser’s buy and sell strategies for the Fund:

The Fund’s advisor seeks to invest in debt securities that it expects will have a high yield to maturity or dividend yield relative to potential price volatility, such as securities of issuers which the adviser believes have a stable or improving financial condition with a higher than average yield for its asset class, or securities that the adviser expects will continue to pay dividends and increase in price.

The Fund typically will sell a portfolio security if any of the following occur: (1) the security price exceeds the advisor’s target sell price; (2) market conditions or the issuer’s financial condition threaten the security’s price or coupon/dividend payment; or (3) the Fund’s adviser identifies a security it deems more attractive or better suited to achieving the Fund’s investment objective.

Comment:  Under “Principal Investment Strategies,” clarify whether the foreign securities in which the Fund invests will pay dividends.

Response:  As requested, we have revised the statement regarding foreign securities as follows:

“The Fund may invest up to 25% (measured at the time of purchase) of its assets in foreign equity and debt securities that pay dividends or interest, including foreign debt securities and foreign sovereign debt of any duration, quality and maturity, as well as securities of issuers located in emerging markets.”

Comment:  Under “Principal Risks,” shorten the repetitive tax disclosures included under Dividend Strategy Risk and Qualified Dividend Tax Risk, and shorten the repetitive real estate disclosures included under REIT Risk and Income Trust Risk.

Response:  As requested, we have deleted the repetitive disclosures.

Comment:   Under “Principal Risks,” expand the Preferred Stock Risk.

Response:  As requested, we have expanded this Risk as follows:

Preferred Stock Risk.  Preferred stocks rated in the lowest categories of investment grade have speculative characteristics. Preferred stock generally is subject to risks associated with fixed income securities, including credit risk and sensitivity to interest rates.  Changes in economic conditions or other circumstances that have a negative impact on the issuer are more likely to lead to a weakened capacity to pay the preferred stock obligations than is the case with higher grade securities. Preferred stock issuers, under certain conditions, may skip or defer dividend payments for long periods of time.  As with common stock, preferred stock is subordinated to bonds and other debt instruments in any issuer’s capital structure in terms of priority to corporate income and liquidation payments, and therefore is subject to greater credit risk than those debt instruments.

Comment:  Under “Principal Risks,” Structured Notes Risk is included, but there is no discussion of Structured Notes under “Principal Investment Strategies.”  Either delete the Risk or insert disclosure about Structured Notes under Principal Strategies.

Response:  We have clarified under “Principal Investment Strategies” that the reverse convertible notes in which the Fund may invest are a type of structured note.

IMS Dividend Growth Fund – Summary Prospectus

Comment:  Under “Principal Risks”, Liquidity Risk is listed, but there is no discussion of liquidity under “Principal Investment Strategies.”  Either delete the Risk or insert disclosures about the liquidity of securities in which the Fund invests under Principal Strategies.

Response:  The adviser has confirmed to us that the Fund does not intend to purchase illiquid securities.   As a result, we have deleted the Liquidity Risk.

COMMENTS APPLICABLE TO ALL IMS FUNDS

Summary Prospectus

Comment:  Under “Principal Risks,” state that potential loss of money is a risk of investing in the Fund.

Response:  As requested, we have revised the preliminary paragraph to Principal Risks for each Fund as follows:

As with any mutual fund investment, the Fund’s returns and share price will fluctuate, and ~~your shares at redemption may be worth less than your initial investment.~~ you may lose money by investing in the Fund.”

Comment:  Under “Principal Risks,” delete any reference to the FDIC unless the IMS Funds are sold through banks.

Response:  None of the Funds are sold through banks and therefore, we have deleted references to the FDIC as requested, and revised the preliminary paragraph to the Principal Risk section of each Fund as follows:

“An investment in the Fund is not insured or guaranteed by ~~the FDIC or~~ any ~~other~~ government agency.”

Comment:  Under the Average Annual Total Returns Table, note in parentheses after each Index that the Index “(reflects no deduction for fees, expenses or taxes)”.

Response:  As requested, we have made this change.

Comment:  On the last page of each Fund’s Summary Prospectus, insert the page number where “Additional Summary Information” can be found.

Response:  As requested, we have made the following change:

“For important information about buying and selling Fund shares, tax information, and payments to broker-dealers and other financial intermediaries, please see “Additional Summary Information” on pages 15-16.”

Statement of Additional Information

Comment:  Describe how the Trust’s leadership is generally appropriate specific to the multi-series nature of the Trust and oversight of multiple managers, including the IMS Funds’ manager.

Response:  As requested we have included the following disclosure in the Funds’ SAI:
“Independent Trustees Messrs. Hippenstiel, Tritschler, Condon and Little each have previous experience serving as trustees to other multi-series trusts, which means that they are familiar with issues relating to overseeing multiple advisers and multiple funds.  Messrs. Hippenstiel, Little, and Grant have experience conducting due diligence on and evaluating investment advisers -- Mr. Hippenstiel as the Chief Investment Officer of Legacy Trust, Mr. Little as the President of a registered investment adviser, and Mr. Grant as an officer of a bank which operated a collective investment trust.   This means that they are qualified to review annually each adviser’s qualifications, including the qualification of IMS Capital Management to serve as adviser to the IMS Funds.  Ms. Kelly’s experience as an officer of the Trust’s custodial bank and former supervisor of the Trust’s administrator provides the Independent Trustees with insight into the operations of the service providers and their day-to-day administration of the IMS Funds.

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We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will revise promptly. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren